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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2005
Commission File Number: 000-24980

KENSINGTON RESOURCES LTD.
(Translation of registrant's name into English)

Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20- F..XXX...   Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No ..XXX...**

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FORM 20-F FILE #0-24980
LISTED IN STANDARD & POOR'S

ENCOURAGING MACRODIAMOND RESULTS FOR FORT À LA CORNE KIMBERLITE 122

Vancouver, B.C., Thursday, July 21, 2005 – Kensington Resources Ltd. (the "Company") announces encouraging macrodiamond recoveries from minibulk sampling at Kimberlite 122 in 2004. A total of 248 macrodiamonds weighing 28.81 carats, including 23 stones larger than 0.25 carats, were recovered from three 36-inch (914 mm) diameter drillholes located on Kimberlite 122 during the 2004 minibulk sampling program on the Fort à la Corne Diamond Project in Saskatchewan.

"The recovery of many stones larger than 0.25 carats and two larger than one carat supports our model of a larger stone population in Kimberlite 122," states Robert A. McCallum, President & CEO of Kensington Resources Ltd. "Diamond recoveries and actual sample grades for stones in the +5 and higher sieve categories from 2004 are comparable to those seen in 2000, although the total carats recovered last year fell short of program expectations. Macrodiamonds recovered in the 2000 program were of high quality and we look forward to receiving the valuations for the 2004 macrodiamonds."

Table 1: Actual 2004 Macrodiamond Recoveries from Kimberlite 122

Drillhole	Main Kimberlite Unit	Sample Interval (metres)	Actual Excavated Mass (tonnes)[1]	Total Carats	Drillhole Grade (cpht)	Total Stones	Drillhole stones/ tonne	Est. # of Diamonds > 0.25 cts. (largest stone)[2]
04-122-016	122 South MPK	98.57	166.82	5.565	3.34	43	0.26	4 stones (1.01 cts.)
04-122-018	122 South MPK	178.56	312.68	11.990	3.84	90	0.29	12 stones (1.11 cts.)
04-122-021	122 South MPK	151.45	257.89	11.255	4.36	115	0.45	7 stones (0.73 cts.)
04-122-015	122 South MPK	1.20	1.81	0	n/a	0	n/a	0
Total/Avg.		**429.78**	**739.20**	**28.810**	**3.90**	**248**	**0.33**	**23 stones**

[1] The calculation of actual mass was based on interval borehole volume measured by a 3-arm caliper tool and a kimberlite rock density of 2.5.

[2] Diamond weights were provided in terms of total carats per sieve class. The reader is cautioned that for interval samples (12 metres) with multiple stone recoveries, the number of stones >0.25 carats was estimated by dividing carat weight by the number of stones in the sieve class.

Four large diameter minibulk sampling holes were targeted on Kimberlite 122 in order to expand the parcel of diamonds from this body so that confidence levels in grade and revenue estimates could be increased. The total estimated mass of kimberlite excavated from body 122 in 2004 was 739.2 tonnes of which 318.1 tonnes of material greater than 1.5 mm in size was retained for macrodiamond recoveries. All four drillholes primarily sampled the main, massive to bedded pyroclastic kimberlite unit (MPK). Minibulk samples were shipped to the De Beers' dense media separation plant located in Grande Prairie, Alberta for the first stage of diamond recovery procedures, followed by final diamond recovery in an ultra-high security facility in Johannesburg, RSA.

Macrodiamond recoveries for the three main drillhole intersections are reported by sieve size category in Table 2. Drillhole 04-122-015 was lost at a depth of 106.6 metres after cutting only 1.2 metres of kimberlite due to loss of steel downhole.

Table 2: **Summary of 2004 Macrodiamond Recovery from Kimberlite 122 by Sieve Size Category**

Drillhole	+5 Sieve		+6 Sieve		+7 Sieve		+9 Sieve		+11 Sieve		+12 Sieve		+13 Sieve		+15 Sieve		+17 Sieve	
	stones	carats	stones	carats	stones	carats	stones	carats	stones	carats	stones	carats	stones	carats	stones	carats	stones	carats
04-122-016	8	0.440	12	1.065	4	0.440	3	0.765	4	1.035	1	0.550	0	0	1	1.015	0	0
04-122-018	22	1.110	17	1.340	15	1.945	16	3.405	6	2.165	0	0	1	0.630	0	0	1	1.110
04-122-021	33	1.570	19	1.505	13	1.805	13	2.230	4	1.375	1	0.560	2	1.395	0	0	0	0
Total:	**63**	**3.120**	**48**	**3.910**	**32**	**4.190**	**32**	**6.400**	**14**	**4.575**	**2**	**1.110**	**3**	**2.025**	**1**	**1.015**	**1**	**1.110**

Minibulk sampling programs in 2000 and 2004 differed in the bottom cut-off size for macrodiamonds utilizing a 1.0 mm screen in 2000 versus a 1.5 mm screen in 2004. A comparison of the results from these two programs, including a recently revised map of Kimberlite Body 122 showing location of the 2004 drillholes, is posted on the Company's website at www.kensington-resources.com.

The 2004 Evaluation Program (CDN $7.6 million) included ten large diameter minibulk drillholes positioned on high-grade zones in Kimberlites 140/141 and 122. Samples and results from the 122 drillholes are the last of the 2004 macrodiamond results to report. Minibulk samples collected in this program will provide additional diamonds to the 122 parcel. Additional information related to the 2004 macrodiamond recovery include reports on diamond characterization, breakage, and valuation. Together, this data will be used to increase the level of confidence in grade forecasts and revenue modeling by De Beers' experts. Relevant aspects of these reports will be disclosed as they are received from the project operator, De Beers Canada Inc.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein. All aspects of quality assurance, quality control, and sample chain of custody for the Fort à la Corne Joint Venture are managed by De Beers Canada Inc., the project operator.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners have entered into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO

Kensington Resources Ltd.
Suite 2100, PO Box 11606
650 West Georgia Street
Vancouver, British Columbia, CANADA V6B 4N9
Tel: 1-800-514-7859 or (604) 682-0020
Fax: (604) 682-0021
Website: www.kensington-resources.com
E-Mail: rob-mccallum@kensington-resources.com

TRADING SYMBOL: KRT-TSX.V

For further information, please contact:

Mel Gardner, Manager Investor Relations
Tel: 1-800-710-6083
E-mail: mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

KENSINGTON
RESOURCES LTD

SUPPLEMENTAL INFORMATION TO JULY 21, 2005 NEWS RELEASE

Minibulk sampling programs in 2000 and 2004 differed in the bottom cut-off size for macrodiamonds utilizing a 1.0 mm screen in 2000 versus a 1.5 mm screen in 2004. In order to compare macrodiamond results from these two programs, all diamonds passing through a +5 round diamond sieve screen (equivalent to 1.47 mm square sieve size) were subtracted from the program totals. These results are shown in Table 1. While normalizing the data reduces the total stone counts and to a lesser extent grades, a more accurate comparison of diamond recoveries can be made for the two programs.

Table 1: **Comparison of Adjusted 2000 and 2004 Macrodiamond Recoveries from Kimberlite 122**

Drillhole	Main Kimberlite Unit	Sample Interval (metres)	Actual Excavated Mass (tonnes)[1]	Total Carats	Drillhole Grade (cpht)	Total Stones	Drillhole stones/ tonne	Est. # of Diamonds > 0.25 cts. (largest stone)[2]
122-009[3] (2000)	122 South MPK	155.70	129.15	3.270	2.53	20	0.15	5 stones (0.61 cts.)
122-010[3] (2000)	122 South MPK	146.04	118.09	4.565	3.87	33	0.28	5 stones (0.72 cts.)
122-011[3] (2000)	122 South MPK	102.82	81.08	6.875	8.48	42	0.52	6 stones (0.76 cts.)
Total/Avg. (2000 only)		**404.56**	**328.32**	**14.710**	**4.48**	**95**	**0.29**	**16 stones**
04-122-016 (2004)	122 South MPK	98.57	166.82	5.310	3.18	33	0.20	4 stones (1.01 cts.)
04-122-018 (2004)	122 South MPK	178.56	312.68	11.705	3.74	78	0.25	12 stones (1.11 cts.)
04-122-021 (2004)	122 South MPK	151.45	257.89	10.440	4.05	85	0.33	7 stones (0.73 cts.)
04-122-015 (2004)	122 South MPK	1.20	1.81	0	n/a	0	n/a	0
Total/Avg. (2004 only)		**429.78**	**739.20**	**27.455**	**3.71**	**196**	**0.27**	**23 stones**

[1] The calculation of actual mass was based on interval borehole volume measured by a 3-arm caliper tool and a kimberlite rock density of 2.5.

[2] Diamond weights were provided in terms of total carats per sieve class. The reader is cautioned that for interval samples (12 metres) with multiple stone recoveries, the number of stones >0.25 carats was estimated by dividing carat weight by the number of stones in the sieve class.

[3] Results for the 2000 and the 2004 drillholes were adjusted to make them comparable to 2004 values; the lower cutoff for minibulk samples was 1.0mm in 2000 compared to 1.5mm in 2004, therefore all diamond recoveries in the sieve categories less than +5 were excluded in order to simulate a 1.5mm cutoff.

Comparison of diamond recovery between the two programs shows that the overall grade was higher in 2000 with a significant contribution from the higher sample grade in drillhole 122-011 as well as recovery of more stones larger than 0.25 carats in size per tonne, but with occurrence of larger stones in the 2004 samples. Macrodiamond recoveries in 2004 will be added to the existing stone inventory in order to determine the change in grade forecast for Kimberlite 122. In light of the similar recoveries for commercial-size stones in the +5 and larger sieve categories between these two programs, the Company does not anticipate a substantial change in the grade forecast for this body from that reported in the supplemental technical information to the Company's news release dated June 28, 2004 (Table 2) and located on the Company's website at www.kensington-resources.com.

Table 2: Kimberlite Units of Economic Interest in Body 122 (2004)

Body	Estimated Area of Body (Hectares)	Unit of Interest	Estimated Tonnage (Million tonnes)	Average Grade >1.5 mm (cpht)
122	126	Main South Pyroclastic Unit - upper	45	14
		Main South Pyroclastic Unit - lower	34	12
Totals			**79**	**13**

The combined units of economic interest in body 122 contain 79 million tonnes at an average grade of 13 carats per hundred tonnes. Grade forecasts were based on the statistical treatment of 693 microdiamonds and 289 macrodiamonds weighing 23.13 carats. Grade and value modeling for the "Main South Pyroclastic Unit – upper" and "Main South Pyroclastic Unit – lower" units was based on 513 microdiamonds and 269 macrodiamonds (19.885 carats). The tonnage estimate for this unit was based on kimberlite core descriptions and determinations of unit contacts from eight HQ coreholes and three large diameter drillholes within an area measuring 600 by 500 metres. Drillhole spacing is primarily on mixed 200 and 300 metre intervals with total depth of holes ranging from 144 to 279 metres.

The reader is cautioned that the grade estimates are conceptual in nature. The grade of kimberlite above a 1.5 mm bottom cutoff is estimated from a combination of microdiamond and macrodiamond data. Confidence levels for these figures are low and additional testing of macrodiamond content is required to increase confidence levels in the grade forecasts. The reader also should be aware that insufficient geological control and quantity of sampling has been obtained to permit rigorous application of economic considerations and that there is no certainty that these preliminary assessments will be realized. In short, the figures presented in Table 2 are utilized as an exploration tool and their primary value is for comparison of diamondiferous kimberlite targets within the focus of the ongoing evaluation program.

As macrodiamonds from the 2004 program are added to the 122 inventory, confidence levels in both the forecast grade and estimated average value are expected to increase.

Volumes for each of the high interest zones are early estimates derived from computer-generated 3-dimensional models of kimberlite units within areas defined by a limited number of drillhole intersections. Volume to tonnage estimates were calculated using a specific gravity 2.4 g/cm^3 for all kimberlite units. The tonnage estimates require further delineation drilling to better ascertain lateral and vertical extents of the geological units. The surface area of the kimberlites of interest were based on estimated 30 metre thickness cut-offs applied to integrated and modeled geophysical data for the body.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENSINGTON RESOURCES LTD.
(Registrant)

October 13, 2005   By: /s/ Robert A. McCallum
Date   Robert A. McCallum
                           President, CEO and Director